                                            Exhibit 99.1
Press Release

Investor Relations Contact
Dean Ridlon
Cognyte Software Ltd.
IR@cognyte.com

Cognyte Reports Third Quarter Fiscal 2025
Financial Results

Business momentum remains strong, fueled by significant deal wins

Increases full-year outlook

Herzliya, Israel, December 11, 2024 - Cognyte Software Ltd. (NASDAQ: CGNT) (the “Company,” “Cognyte,” “we,” “us” and “our”), a global leader in investigative analytics software, today announced results for the three and nine months ended October 31, 2024 ("Q3 FYE25" and "YTD FYE25").

Financial Summary for Three Months Ended October 31, 2024

•Q3 FYE25 Revenue was $89.0 million, up 12.1% compared to the same period last year.
•Q3 FYE25 GAAP operating loss was $2.2 million, compared to a loss of $2.8 million in the same period last year.
•Q3 FYE25 Non-GAAP operating income was $3.4 million, compared to an operating income of $1.2 million in the same period last year.
•Q3 FYE25 GAAP Net loss was $2.6 million, compared to a net income of $6.2 million in the same periods last year.
•Q3 FYE25 Adjusted EBITDA increased by 41.9% to $6.6 million, compared to $4.6 million in the same periods last year, demonstrating the leverage we have in our financial model.

Financial Summary for Nine Months Ended October 31, 2024

•YTD FYE25 Revenue was $256.1 million, up 11.5% compared to the same period last year.
•YTD FYE25 GAAP operating loss was $5.8 million, compared to a loss of $15.2 million in the same period last year.
•YTD FYE25 Non-GAAP operating income was $9.7 million, compared to an operating loss of $5.2 million in the same period last year.
•YTD FYE25 GAAP Net loss was $7.0 million, compared to a net loss of $9.8 million in the same periods last year.
•YTD FYE25 Adjusted EBITDA increased by 324.9% to $19.9 million, compared to the same periods last year, demonstrating the leverage we have in our financial model.

                                            Exhibit 99.1

Balance Sheet and Net Cash Provided by Operating Activities

•As of October 31, 2024, cash, cash equivalents and short-term investments were $107.3 million, compared to $83.1 million at January 31, 2024.
•During the three and nine months ended October 31, 2024, net cash provided by operating activities was $12.3 million and $28.1 million, respectively, compared to net cash used in operating activities of $0.4 million and net cash provided by operating activities of $24.8 million in the same periods last year.

Management Commentary

“This quarter further demonstrated the progress Cognyte has made in executing our business strategy, driving growth initiatives, and enhancing profitability,” said Elad Sharon, Cognyte’s chief executive officer. “The market for our solutions continues to grow as organizations confront an increasingly complex range of threats. Leveraging cutting-edge AI, Cognyte is uniquely equipped to empower customers to mitigate these challenges and is aligned with our mission to make the world a safer place. Our year-to-date performance, combined with sustained demand and solid visibility reinforces our confidence in the business. As a result, we are increasing our full-year outlook."

“We delivered financial results that reflect our disciplined execution and strategic focus,” said David Abadi, Cognyte’s chief financial officer. “In the third quarter of fiscal 2025, we achieved double-digit revenue growth. The inherent leverage in our business model drove significant year-over-year improvements in profitability, underscoring our ability to scale efficiently. Non-GAAP operating income was $3.4 million in the quarter and Adjusted EBITDA was $6.6 million, both well above last year. Year-to-date revenue reached $256.1 million, up 11.5% year over year, with non-GAAP gross profit growing 13.9%. We also turned a year-to-date non-GAAP operating loss of $5.2 million last year into operating income of $9.7 million for the first nine months this fiscal year. Adjusted EBITDA for the same period also improved from $4.7 million to $19.9 million. We anticipate continued growth, stronger profitability and robust cash flow for the full year. With additional leverage in our business model, we are confident in our ability to deliver sustained profitability improvements in the years ahead. Specifically, we expect revenue and gross profit to continue growing faster than operating expenses, while continuing to generate significant positive free cash flow.”

FYE25 Outlook

Based on our strong year to date performance combined with solid visibility and sustained demand, we are raising our full-year outlook. Our updated outlook for the year ending January 31, 2025 (“FYE25”) is as follows:

•Revenue: $349 million at the midpoint with a range of +/-1%, representing approximately 11% growth from previous year revenue.
•Adjusted EBITDA: Approximately $26 million at the midpoint of our revenue outlook.
•Non-GAAP Diluted EPS: $0.05 at the midpoint of our revenue outlook.

Additional Financial and Operational Data for the Third Quarter and Nine Months ended October 31, 2024

•Q3 FYE25 Total Software revenue, which is the combination of software and software services revenue, increased by $3.7 million to $75.3 million, compared to the same period last year. Approximately 40% of our total software revenue growth came from incremental subscription revenue, underscoring the strength of our strong recurring revenue base.
•YTD FYE25 Total Software revenue increased by $18.5 million to $223.3 million, compared to the same period last year.

                                            Exhibit 99.1
•Q3 FYE25 and YTD FYE25 Software revenue decreased by $0.2 million and increased by $6.3 million, respectively, compared to the same periods last year. In Q3 FYE25 we had more subscription revenue than we had in the same quarter last year.
•Q3 FYE25 and YTD FYE25 Software services revenue increased by $3.9 million and $12.2 million, respectively, compared to the same periods last year.
•Q3 FYE25 Professional services and other revenue increased by $5.9 million, compared to the same period last year, as result of revenue recognition timing.
•YTD FYE25 Professional services and other revenue increased by $7.9 million, compared to same period last year.
•Q3 FYE25 Recurring Revenue(1) increased by 11.8% to $46.9 million, compared to the same period last year.
•Q3 FYE25 Non-GAAP Gross profit and margin were $62.4 million and 70.1%, respectively, an increase of $6.7 million and slightly down compared to the same period last year.
•Q3 FYE25 Billings(2) were $104.7 million, significantly higher than our revenue for the quarter, and reflecting the signing of several significant deals and achieving key billing milestones. This strong performance reflects the impact of both ongoing business and a few larger deals that may not occur every quarter, making this figure higher than what might typically be expected.
•Total Backlog(3) at the end of Q3 FYE25 was $435.4 million and short-term Backlog was $212.4 million. Total RPO(4) was $567.6 million at the end of Q3 FYE25.
•Short-term RPO(4) at the end of Q3 FYE25 increased to $325.9 million, providing solid visibility into revenue over the next 12 months.
•Secured four significant orders from existing customers. Two deals valued at more than $20 million. The other two valued at over $10 million.
•Hosted Global Cognyte Intelligence Summit in Europe, where security leaders explored the intersection of intelligence and technology and our latest AI-powered innovation

For information about the non-GAAP financial measure or key metric, please see “Supplemental Information About Non-GAAP Financial Measures and Other Key Metrics” at the end of this release.

(1) Recurring Revenue – Recurring revenue is comprised primarily of revenue from support contracts as well as revenue from subscription offerings.
(2) Billings – Revenue plus the change in contract liabilities, contract assets and unbilled balances.
(3) Backlog represents unbilled amounts contracted under contracts deemed certain to be invoiced.
(4) RPO, or remaining performance obligations, represents contracted revenue that has not yet been recognized that will be invoiced and recognized as revenue in future periods.

Conference Call Information
We will conduct a conference call today at 8:30 a.m. ET to discuss our results for the three months ended October 31, 2024. A real-time webcast of the conference call with presentation slides will be available in the Investor Relations section of Cognyte’s website. Those interested in participating in the question-and-answer session need to register at: https://register.vevent.com/register/BI59ea531b51c24ab191334aebbcfca593 to receive the dial-in numbers and unique PIN to access the call seamlessly. It is recommended that you join 10 minutes prior to the event start (although you may register and dial in at any time during the call). An archived webcast of the conference call will also be available in the “Investors” section of the company’s website.

                                            Exhibit 99.1

About Cognyte Software Ltd.
Cognyte Software Ltd. is a global leader in investigative analytics software that empowers a variety of government and other organizations with Actionable Intelligence for a Safer World™. Our open interface software is designed to help customers accelerate and improve the effectiveness of investigations and decision-making. Hundreds of customers rely on our solutions to accelerate and conduct investigations and derive insights, with which they identify, neutralize and tackle threats to national security and address different forms of criminal and terror activities. Learn more at www.cognyte.com.

About Non-GAAP Financial Measures and Other Key Metrics
This press release and the accompanying tables include non-GAAP financial measures and other key metrics. For a description of these non-GAAP financial measures and other key metrics, including the reasons management uses each measure and metric, and reconciliations of non-GAAP financial measures presented for completed periods to the most directly comparable financial measures prepared in accordance with GAAP, please see the tables below as well as "Supplemental Information About Non-GAAP Financial Measures" at the end of this press release.

Our non-GAAP outlook for FYE25 excludes the following GAAP measures which we are able to quantify with reasonable certainty, as described further below under "Supplemental Information About non-GAAP Financial Measures and Operating Metrics”:

•Amortization of intangible assets of approximately $0.3 million.

Our non-GAAP outlook for FYE25 excludes the following GAAP measures for which we are able to provide a range of probable significance:

•Stock-based compensation is expected to be between approximately $18.0 and $19.0 million, assuming market prices for our ordinary shares are generally consistent with current levels.

For additional information about our expectations for FYE25, please refer to the Q3 FYE25 conference call we will conduct on December 11, 2024.
Our non-GAAP outlook unless otherwise specified, reflects foreign currency exchange rates approximately consistent with current rates, and does not include the potential impact of any business acquisitions that may close after the date hereof.

We are unable, without unreasonable effort, to provide a reconciliation for other GAAP measures which are excluded from our non-GAAP outlook, including the impact of future business acquisitions or acquisition expenses, future restructuring expenses, and non-GAAP income tax adjustments due to the level of unpredictability and uncertainty associated with these items. For these same reasons, we are unable to assess the probable significance of these excluded items. While historical results may not be indicative of future results, actual amounts for the three and nine months ended October 31, 2024, and 2023, respectively, for the GAAP measures excluded from our non-GAAP outlook appear in Table 4 of this press release.

                                            Exhibit 99.1
Caution About Forward-Looking Statements
This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the United States Securities Exchange Act of 1934. Forward-looking statements include statements regarding expectations, predictions, views, opportunities, plans, strategies, beliefs, and statements of similar effect relating to Cognyte. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements. These forward-looking statements do not guarantee future performance and are based on management's expectations that involve a number of known and unknown risks, uncertainties, assumptions and other important factors, any of which could cause our actual results or conditions to differ materially from those expressed in or implied by the forward-looking statements. Some of the factors that could cause our actual results or conditions to differ materially from current expectations include, among others: uncertainties regarding the impact of changes in macroeconomic and/or global conditions; risks related to government contract dependency, including procurement risks, risks associated with operational challenges amid the Hamas and other terrorist organizations’ attack on Israel on October 7, 2023 and Israel’s war against them; risks related to geopolitical changes and investor visibility constraints; risks related to the impact of inflation and related volatility on our financial performance; risks relating to adverse changes to the regulatory constraints to which we are subject; risks related to the impact of disruptions to the global supply chain; risks resulting from health epidemics or pandemics or actions taken in response to such pandemics; risks associated with customer concentration and challenges associated with our ability to accurately forecast revenue and expenses; risks associated with political and reputational factors related to our business or operations; risks associated with our ability to keep pace with technological advances and challenges and evolving industry standards; risks relating to proprietary rights infringement claims; risks relating to defects, operational problems, or vulnerability to cyber-attacks of our products or any of the components used in our products; risks related to the strengths of our intellectual property rights protection; risks that we may be unable to establish and maintain relationships with key resellers, partners, and system integrators and risks associated with our reliance on third-party suppliers for certain components, products or services; risks due to the aggressive competition in all of our markets; challenges associated with our long sales cycles and with the sophisticated nature of our solutions; risks associated with our ability or costs to retain, recruit and train qualified personnel; risks relating to our ability to properly manage investments in our business and operations, execute on growth or strategic initiatives; risks associated with acquisitions, strategic investments, partnerships or alliances; risk of security vulnerabilities or lapses, including cyber-attacks, information technology system breaches, failures or disruptions; risks associated with the mishandling or perceived mishandling of sensitive, confidential or classified information; risks associated with our failure to comply with laws; risks associated with our credit facilities or that we may experience liquidity or working capital issues and related risks that financing sources may be unavailable to us on reasonable terms; risks associated with changing tax laws and regulations, tax rates, and the continuing availability of expected tax benefits in the countries in which we operate; risks associated with our significant international operations, including due to our Israeli operations, fluctuations in foreign exchange rates, and exposure to regions subject to political or economic instability; risks associated with complex and changing regulatory environments relating to our operations and the markets we operate in; risks relating to the adequacy of our existing infrastructure, systems, processes, policies, procedures, internal controls and personnel for our current and future operations and reporting needs; risks associated with our limited operating history as an independent public company; risks related to the tax treatment of our spin-off from Verint; and risks associated with different corporate governance requirements applicable to Israeli companies and risks associated with being a foreign private issuer. ; and other risks set forth and in Section 3.D - “Risk Factors” in our latest annual report on Form 20-F for the fiscal year ended January 31, 2024, filed with the Securities and Exchange Commission (the "SEC") on April 9, 2024, and in our subsequent filings with the SEC. In addition, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time. It is not possible for our management to predict all risks and uncertainties, nor can we assess the impact of all factors on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. Any forward-looking statement made in this press release speaks only as of the date hereof. Except as otherwise required by law, the Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances, or any other reason.

                                            Exhibit 99.1
Table 1
COGNYTE SOFTWARE LTD.
Condensed Consolidated Statements of Operations
(Unaudited)

	Nine Months Ended October 31,		Three Months Ended October 31,
(in thousands except per share data)	2024	2023	2024	2023
Revenue:
Software	$88,380	$82,101	$30,003	$30,209
Software service	134,958	122,713	45,265	41,400
Professional service and other	32,789	24,899	13,732	7,785
Total revenue	256,127	229,713	89,000	79,394
Cost of revenue:
Software	13,815	12,354	3,779	5,137
Software service	33,351	32,898	11,463	10,257
Professional service and other	29,078	26,410	11,881	8,665
Total cost of revenue	76,244	71,662	27,123	24,059
Gross profit	179,883	158,051	61,877	55,335
Operating expenses:
Research and development	80,197	80,248	27,192	25,398
Selling, general and administrative	105,291	92,732	36,763	32,622
Amortization of other acquired intangible assets	218	271	73	90
Total operating expenses	185,706	173,251	64,028	58,110
Operating loss	(5,823)	(15,200)	(2,151)	(2,775)
Other income, net:
Interest income	1,773	1,333	673	570
Interest expense	(59)	(12)	(20)	(2)
Other income (loss), net:	14	6,611	(270)	5,775
Total other income, net	1,728	7,932	383	6,343
(Loss) income before provision for income taxes	(4,095)	(7,268)	(1,768)	3,568
Provision (benefit) for income taxes	2,923	2,500	794	(2,605)
Net (loss) income	(7,018)	(9,768)	(2,562)	6,173
Net income attributable to noncontrolling interest	3,805	3,188	1,210	950
Net (loss) income attributable to Cognyte Software Ltd.	$(10,823)	$(12,956)	$(3,772)	$5,223

Net (loss) income per share attributable to Cognyte Software Ltd.
Basic	$(0.15)	$(0.19)	$(0.05)	$0.07
Diluted	$(0.15)	$(0.19)	$(0.05)	$0.07

Weighted-average shares outstanding:
Basic	71,592	69,803	71,937	70,345
Diluted	71,592	69,803	71,937	70,732

                                            Exhibit 99.1
Table 2
COGNYTE SOFTWARE LTD.
Condensed Consolidated Balance Sheets

	October 31,	January 31,
	2024	2024
(in thousands)	(Unaudited)	(Audited)
Assets
Current assets:
Cash and cash equivalents	$101,774	$74,477
Restricted cash and cash equivalents and restricted bank time deposits	5,494	8,666
Accounts receivable, net of allowance for credit losses of $3.1 million and $2.7 million, respectively	122,497	113,260
Contract assets, net of allowance for credit losses of $1.4 million	13,220	8,859
Inventories	19,266	24,584
Prepaid expenses and other current assets	31,599	35,135
Total current assets	293,850	264,981
Property and equipment, net	26,336	24,384
Operating lease right-of-use assets	36,235	33,833
Goodwill	126,195	126,563
Intangible assets, net	40	258
Deferred income taxes	2,689	2,928
Other assets	18,713	19,135
Total assets	$504,058	$472,082

Liabilities and stockholders' equity
Current liabilities:
Accounts payable	$28,431	$20,863
Accrued expenses and other current liabilities	83,522	75,826
Contract liabilities	113,436	93,778
Total current liabilities	225,389	190,467
Long-term contract liabilities	18,720	29,362
Deferred income taxes	2,139	1,964
Operating lease liabilities	30,816	27,950
Other liabilities	7,355	7,606
Total liabilities	284,419	257,349
Commitments and Contingencies
Stockholders' equity:
Common stock - $0 par value; Authorized 300,000,000 shares. Issued and outstanding 72,000,018 and 70,996,535 at October 31, 2024 and January 31, 2024, respectively	—	—
Additional paid-in capital	368,856	355,097
Accumulated deficit	(155,415)	(144,592)
Accumulated other comprehensive loss	(14,701)	(12,630)
Total Cognyte Software Ltd. stockholders' equity	198,740	197,875
Noncontrolling interest	20,899	16,858
Total stockholders’ equity	219,639	214,733
Total liabilities and stockholders’ equity	$504,058	$472,082

                                            Exhibit 99.1
Table 3
COGNYTE SOFTWARE LTD.
Condensed Consolidated Statements of Cash Flows
(Unaudited)

	Nine Months Ended October 31,
(in thousands)	2024	2023
Cash flows from operating activities:
Net loss	$(7,018)	$(9,768)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	10,384	10,346
Allowance for credit losses	1,678	1,258
Gain from business divestiture	—	(4,566)
Stock-based compensation	13,760	8,192
Provision from deferred income taxes	209	159
Non-cash losses (gains) on derivative financial instruments, net	19	(586)
Other non-cash items, net	177	263
Changes in operating assets and liabilities:
Accounts receivable	(3,507)	11,949
Contract assets	(11,658)	(10,118)
Inventories	4,064	(199)
Prepaid expenses and other assets	(3,033)	6,185
Accounts payable and accrued expenses	14,560	1,592
Contract liabilities	9,614	11,069
Other liabilities	(1,122)	(925)
Other, net	(35)	(53)
Net cash provided by operating activities	28,092	24,798

Cash flows from investing activities:
Purchases of property and equipment	(6,914)	(5,143)
Purchases of short-term investments	—	(58,695)
Maturities of short-term investments	—	55,642
Settlements of derivative financial instruments not designated as hedges	(92)	(147)
Cash paid for capitalized software development costs	(2,017)	(1,427)
Proceeds from Business divestiture, net of cost	4,943	386
Change in restricted bank time deposits, including long-term portion	1,442	(147)
Net cash used in investing activities	(2,638)	(9,531)
Foreign currency effects on cash, cash equivalents, restricted cash, and restricted cash equivalents	42	(471)
Net increase in cash, cash equivalents, restricted cash and restricted cash equivalents	25,496	14,796
Cash, cash equivalents, restricted cash, and restricted cash equivalents, beginning of period	80,396	39,044
Cash, cash equivalents, restricted cash, and restricted cash equivalents, end of period	$105,892	$53,840

Reconciliation of cash, cash equivalents, restricted cash and restricted cash equivalents at end of period:
Cash and cash equivalents	$101,774	$49,594
Restricted cash and cash equivalents included in restricted cash and cash equivalents and restricted bank time deposits	4,118	4,146
Restricted cash and cash equivalents included in other assets	—	100
Total cash, cash equivalents, restricted cash, and restricted cash equivalents	$105,892	$53,840

                                            Exhibit 99.1
Table 4
COGNYTE SOFTWARE LTD.
Reconciliation of GAAP to Non-GAAP Measures
(Unaudited)

	Nine Months Ended October 31,		Three Months Ended October 31,
(in thousands, except per share data)	2024	2023	2024	2023
Operating income (loss), operating margin and adjusted EBITDA
GAAP Operating loss	$(5,823)	$(15,200)	$(2,151)	$(2,775)
GAAP operating margin	(2.3)%	(6.6)%	(2.4)%	(3.5)%
Stock-based compensation expenses	13,760	8,192	4,805	3,563
Restructuring expenses, net	209	1,908	—	176
Legal expenses	884	—	704	—
Other adjustments	682	(123)	82	265
Non-GAAP operating income (loss)	$9,712	$(5,223)	$3,440	$1,229
Depreciation and amortization	10,143	9,896	3,121	3,394
Adjusted EBITDA	$19,855	$4,673	$6,561	$4,623
Non-GAAP operating margin	3.8%	(2.3)%	3.9%	1.5%
Adjusted EBITDA margin	7.8%	2.0%	7.4%	5.8%

Net income (loss) attributable to Cognyte Software Ltd. reconciliation
GAAP Net (loss) income attributable to Cognyte Software Ltd.	$(10,823)	$(12,956)	$(3,772)	$5,223
Stock-based compensation expenses	13,760	8,192	4,805	3,563
Non-GAAP tax adjustments (footnote 2)	(2,069)	(2,746)	(525)	(5,013)
Restructuring expenses, net	209	1,908	—	176
Legal expenses	884	—	704	—
Business divestiture	29	(4,188)	—	(4,538)
Other Non-GAAP adjustments	665	(359)	82	214
Total adjustments (footnote 2)	13,478	2,807	5,066	(5,598)
Non-GAAP net income (loss) attributable to Cognyte Software Ltd. (footnote 2)	$2,655	$(10,149)	$1,294	$(375)

Table comparing GAAP and Non-GAAP diluted net loss per share attributable to Cognyte Software Ltd.
GAAP diluted net (loss) income per share attributable to Cognyte Software Ltd.	$(0.15)	$(0.19)	$(0.05)	$0.07
Non-GAAP diluted net income (loss) per share attributable to Cognyte Software Ltd. (footnote 2)	$0.04	$(0.15)	$0.02	$(0.01)
GAAP weighted-average shares used in computing diluted net income (loss) per share attributable to Cognyte Software Ltd.	71,592	69,803	71,937	70,732
Non-GAAP diluted weighted-average shares used in computing net income (loss) per share attributable to Cognyte Software Ltd.	73,049	69,803	73,531	70,345

Stock-based compensation
Cost of revenue	$1,507	$994	$531	$409
Research and development, net	1,253	1,750	373	651
Selling, general, and administrative expenses	11,000	5,448	3,901	2,503
Total stock-based adjustments	$13,760	$8,192	$4,805	$3,563

                                            Exhibit 99.1

Restructuring expenses, net
Cost of revenue	$—	$106	$—	$—
Research and development, net	123	160	—	17
Selling, general, and administrative expenses	86	1,642	—	159
Total restructuring adjustments	$209	$1,908	$—	$176

Others Non-GAAP adjustments
Revenue	$—	$112	$—	$—
Selling, general, and administrative expenses	447	(742)	9	124
Amortization of other acquired intangible assets	218	271	73	90
Total Other adjustments	$665	$(359)	$82	$214

                                            Exhibit 99.1
Footnotes

(1) The actual cash tax paid, net of refunds, was $1.5 million and $5.5 million for the three and nine months ended October 31, 2024, respectively and $1.3 million and $4.4 million for the three and nine months ended October 31, 2023, respectively.

(2) The non-GAAP income tax adjustments for the quarter reflects a change in calculating our non-GAAP income taxes from a cash basis (income taxes we expect to pay in the current year) to an accrual basis, as detailed further under "supplemental information about Non-GAAP financial measures" - "non-GAAP income tax adjustments". Prior period comparative numbers were adjusted accordingly. The non-GAAP income tax benefit, non-GAAP net income attributable to Cognyte Software Ltd. and non-GAAP diluted net income per share attributable to Cognyte Software Ltd. under the previous method of calculation, which was presented in last year’s press release filing on December 13, 2023, were $(6.3) million, $1.4 million and $0.02 for the nine months ended October 31, 2023, respectively and $(21.7) million, $23.8 million and $0.34 for the three months ended October 31, 2023, respectively

                                            Exhibit 99.1
Cognyte Software Ltd. and Subsidiaries
Supplemental Information About Non-GAAP Financial Measures and Other Key Metrics

Non-GAAP Financial Measures

The press release includes reconciliations of certain financial measures not prepared in accordance with GAAP, consisting of non-GAAP operating (loss) income and operating margins, non-GAAP net (loss) income attributable to Cognyte, adjusted EBITDA and adjusted EBITDA margin, non-GAAP diluted net (loss) income per share attributable to Cognyte and non-GAAP diluted weighted-average shares used in computing such measure. The tables above include a reconciliation of each non-GAAP financial measure for completed periods presented in this press release to the most directly comparable GAAP financial measure.

We believe these non-GAAP financial measures, used in conjunction with the corresponding GAAP measures, provide investors with useful supplemental information about the financial performance of our business by:
•facilitating the comparison of our financial results and business trends between periods, by excluding certain items that either can vary significantly in amount and frequency, are based upon subjective assumptions, or in certain cases are unplanned for or difficult to forecast,
•facilitating the comparison of our financial results and business trends with other software companies who publish similar non-GAAP measures, and
•allowing investors to see and understand key supplementary metrics used by our management to run our business, including for budgeting and forecasting, resource allocation, and compensation matters.

We also make these non-GAAP financial measures available because our management believes they provide meaningful information about the financial performance of our business and are useful to investors for informational and comparative purposes.

Non-GAAP financial measures should not be considered in isolation as substitutes for, or superior to, comparable GAAP financial measures. The non-GAAP financial measures we present have limitations in that they do not reflect all of the amounts associated with our results of operations as determined in accordance with GAAP, and these non-GAAP financial measures should only be used to evaluate our results of operations in conjunction with the corresponding GAAP financial measures. These non-GAAP financial measures do not represent discretionary cash available to us to invest in the growth of our business, and we may in the future incur expenses similar to or in addition to the adjustments made in these non-GAAP financial measures. Other companies may calculate similar non-GAAP financial measures differently than we do, limiting their usefulness as comparative measures.

Our non-GAAP financial measures are calculated by making the following adjustments to our GAAP financial measures:

Stock-based compensation expenses. We exclude stock-based compensation expenses related to restricted stock awards, stock bonus programs, bonus share programs, and other stock-based awards from our non-GAAP financial measures. We evaluate our performance both with and without these measures because stock-based compensation is typically a non-cash expense and can vary significantly over time based on the timing, size and nature of awards granted, and is influenced in part by certain factors which are generally beyond our control, such as the volatility of the price of our ordinary shares. In addition, measurement of stock-based compensation is subject to varying valuation methodologies and subjective assumptions, and therefore we believe that excluding stock-based compensation from our non-GAAP financial measures allows for meaningful comparisons of our current operating results to our historical operating results and to other companies in our industry.

Restructuring expenses. We exclude restructuring expenses from our non-GAAP financial measures, which include employee termination costs, facility exit costs, certain professional fees, asset impairment charges, and other costs directly associated with resource realignments incurred in reaction to changing strategies or business conditions. All of these costs can vary significantly in amount and frequency based on the nature of the actions as well as the

                                            Exhibit 99.1
changing needs of our business and we believe that excluding them provides easier comparability of pre- and post-restructuring operating results.

Other adjustments. We exclude from our non-GAAP financial measures fair value adjustments related to revenue acquired in a business acquisition, amortization of acquired technology and other acquired intangible assets, acquisition expenses (benefit), separation expenses, business divestiture gain/losses, provision for legal claim, rent expense for redundant facilities, gains on change in fair value of equity investment, gains or losses on sales of property and certain professional fees unrelated to our ongoing operations.

Non-GAAP income tax adjustments. We exclude our GAAP provision (benefit) for income taxes from our non-GAAP measures of net income attributable to Cognyte Software Ltd., and instead include a non-GAAP provision for income taxes. Cognyte uses a full-year non-GAAP tax rate to compute the non-GAAP tax provision. This full-year non-GAAP tax rate is based on Cognyte’s annual GAAP income, adjusted to exclude non-GAAP items, as well as the effects of significant non-recurring and period-specific tax items which vary in size and frequency. This annual non-GAAP tax rate is based on an evaluation of our historical and projected profit before tax, taking into account the impact of non-GAAP adjustments, tax law changes, as well as other factors such as our current tax structure, existing tax positions and expected recurring tax incentives. Our GAAP effective income tax rate can vary significantly from year to year as a result of tax law changes, settlements with tax authorities, changes in the geographic mix of earnings including acquisition activity, changes in the projected realizability of deferred tax assets, and other unusual or period-specific events, all of which can vary in size and frequency. We believe that our non-GAAP effective income tax rate removes much of this variability and facilitates meaningful comparisons of operating results across periods. We evaluate our non-GAAP effective income tax rate on an ongoing basis, and it can change from time to time. Our non-GAAP income tax rate can differ materially from our GAAP effective income tax rate.

Adjusted EBITDA. Adjusted EBITDA is a non-GAAP measure defined as net income (loss) attributable to non-controlling interest before interest expense, interest income, income taxes, depreciation expense, amortization expense, revenue adjustments, restructuring expenses, acquisition expenses, and other expenses excluded from our non-GAAP financial measures as described above. We believe that adjusted EBITDA is also commonly used by investors to evaluate operating performance between companies because it helps reduce variability caused by differences in capital structures, income taxes, stock-based compensation accounting policies, and depreciation and amortization policies.

Other Key Metrics

Recurring revenue. Cognyte calculates recurring revenue for a period by combining revenue from initial and renewal support, subscription software licenses, and cloud-based SaaS in certain transactions. Recurring revenue is the portion of our revenue that we believe is likely to be renewed in the future. The recurrence of these revenue streams in future periods depends on a number of factors including contractual periods and customers' renewal decisions. Cognyte believes that recurring revenue provides investors more visibility into our recurring business in the upcoming years and helpful measurement of Cognyte’s potential revenue. Cognyte does not consider recurring revenue to be a non-GAAP financial measure because it is calculated using GAAP revenue.

Billings. Cognyte calculates billings for a period by adding changes in contract liabilities, contract assets and unbilled balances in that period to revenue. Cognyte believes that billings help investors better understand sales activity and ongoing business for a particular period, which is not necessarily reflected in revenue. Billings fluctuate from quarter to quarter. Cognyte does not consider billings to be a non-GAAP financial measure because it is calculated using exclusively revenue, contract liabilities, contract assets and unbilled balances, all of which are financial measures calculated in accordance with GAAP.

Total Backlog and Short-Term Backlog. Backlog is defined as unbilled amounts contracted under contracts deemed certain to be invoiced and recognized as revenue in future periods. Short-term backlog represents backlog that

                                            Exhibit 99.1
Cognyte expects to be recognized as revenue within the subsequent 12 months. Cognyte monitors backlog to provide visibility into our future revenue. Cognyte does not consider backlog to be a non-GAAP financial measure because it is calculated using exclusively unbilled contracted amounts.

Total Remaining Performance Obligations (RPO) and Short-Term RPO. RPO consist of backlog plus contract liabilities. RPO represents contracted revenue that has not yet been recognized, which includes contract liabilities and non-cancelable amounts that will be invoiced and recognized as revenue in future periods. The majority of our arrangements are for periods of up to three years, with a significant portion being one year or less. The timing and amount of revenue recognition for our RPO is influenced by several factors, including timing of support renewals, revenue recognition for certain projects that can extend over longer periods of time, delivery under which, for various reasons, may be delayed, modified, or canceled. Therefore, the amount of remaining obligations may not be a meaningful indicator of future results. In some cases, we may decide to cancel outstanding orders and reduce the RPO when there have been extended delays by customers in paying the agreed upon down payments or due to other reasons. Short-term RPO represents RPO that Cognyte expects to be recognized as revenue within the subsequent 12 months. Cognyte monitors RPO to provide visibility into our future revenue. Cognyte does not consider RPO to be a non-GAAP financial measure because it is calculated in accordance with GAAP, specifically under ASC Topic 606.